March 10, 2008

Via Edgar Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549-7010

Attention: Terence O’Brien

RE:	The PBSJ Corporation
Form 10-K for the fiscal year ended September 30, 2007
Filed December 18, 2007
Form 10-Q for the Fiscal Quarter Ended December 31, 2007
File No. 0-30911

Ladies and Gentlemen:

We have received your comment letter dated February 25, 2008 regarding The PBSJ Corporation’s Form 10-K for the fiscal year ended September 30, 2007 and Form 10-Q for the fiscal quarter ended December 31, 2007. Our responses to the comments are set forth below. For ease of reference, each comment has been repeated below, with the Company’s responses set forth below each comment. The numbering below corresponds to that used in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 53

1.	We note your response to comment 3 in our letter dated January 22, 2008 including the disclosures you intend to include in future filings. Please further revise these draft disclosures to include the following:

•	State that the valuations performed by the appraisers take into consideration actual financial activity for the three months subsequent to September 30th including any significant transactions.

•

State that historically there have not been any significant transactions between the period that stock price is determined and the stock trading window. However, if there were a significant transaction during this period between you would update the stock price used for the stock trading window or any other transaction in which stock is issued.

Response:

We have further revised the draft disclosure regarding the stock valuation to include the suggestions above. A draft of the revised disclosure that we intend to include is provided below.

Draft Disclosure

Valuation Methodologies

The value of PBSJ stock is based on formal valuation analyses performed by one or more outside, independent appraisal firms. The stock price established based on the appraisers’ valuation reports is utilized for the PBSJ Employee Profit Sharing and Stock Ownership Plan and Trust (Trust/ESOP) administration purposes and to set the price for direct employee-shareholder purchases, sales and redemptions.

The Company’s current policy is to utilize three independent appraisers to provide valuation reports. In order to ensure the independence and qualifications of the appraisers, they are selected each year by the Valuation Committee of the Board of Directors (Valuation Committee). For the September 30, 2007 valuation, the Company used Willamette Management Associates, Houlihan Lokey, and Matheson Financial Advisors.

Consistent with generally accepted valuation methodology, the appraisers utilize the following methods

i) income approach (discounted cash flow method)

ii) the market approach (guideline public company method and guideline merged and acquired company method); and

iii) base their analyses on the Company’s financial statements, interviews with key managers, and external data including comparable merger/acquisition transactions and national and regional economic reviews.

While the internal data utilized by the appraisers is factual and consistent, their valuation reports reflect their professional judgment and are based on many material assumptions regarding future business trends and market conditions.

Accordingly, the Valuation Committee has adopted the following methodology to determine stock price: The two valuations that are closest in value are averaged to produce the stock price, with each receiving a 50% weight. The remaining valuation, designated the “outlier,” is excluded from the value calculation. The Valuation Committee reviews the valuation reports including assumptions used on behalf of both the Company and the Trust/ESOP and makes a recommendation to both the Trust/ESOP and the Board of Directors whether the indicated stock price should or should not be accepted.

The stock price for September 30, 2007 is $29.68. This stock price will be utilized for the stock offering window and all other stock transactions until the next valuation is performed. The valuations performed by the appraisers take into consideration forecasted financial activity for the three months subsequent to September 30, 2007. If, during the period subsequent to September 30, 2007 and prior to the date the stock price is determined, there were any significant transactions or significant variances between actual results compared to forecasted results provided to the valuation companies, these transactions or variances would be taken into consideration, as appropriate, in the valuation. Historically there have not been any significant transactions between the period that stock price is determined and the stock trading window. However, if there were a significant transaction during this period the Company would update the stock price used for the stock trading window or any other transaction in which stock is issued.

Valuation Assumptions

The material assumptions used by the two independent appraisers whose appraisals were used to determine the stock value at September 30, 2007 are:

	Appraiser 1	Appraiser 2
Discounted Cash Flow Method
Weighted average cost of capital	21.76%	18.50%

Guideline Public Company Method
EBIT multiple	9.0%	7.5%
EBITDA multiple	7.5%	6.0%
Revenue multiple	50%	50%

Guideline Merged and Acquired Company Method
EBIT multiple	8.5%	n/a *
EBITDA multiple	7.5%	n/a *
Revenue multiple	55%	60%

Lack of control discount factor	17%	15%

*	This assumption was not used by Appraiser 2 for the Guideline Merged and Acquired Company Method

A 10% increase or decrease in any of the assumptions above would result in a range of common stock prices from $28.84 to $30.56.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. Financial Condition and Capital Resources, page 31

2.	In future filings, please revise your discussion and analysis of your accounts receivable, net and unbilled fees to address each of the following:

•	Explain why accounts receivable, net and unbilled fees together as of December 31, 2007 and September 30, 2007 exceed the amount of revenue recognized during each of those fiscal quarters.

•

Explain why DSO in receivables increased from 49.7 days as of September 30, 2007 to 58 days as of December 31, 2007. In addition, we note that the allowance for doubtful accounts as a percentage of accounts receivable, net increased to 2.6% as of December 31, 2007 from 2.2% as of September 31, 2007 even though accounts receivable, net increased by 8.5% and DSO increased by 8.3 days. Please explain how this increase in the allowance for doubtful accounts sufficiently addresses any collectability issues that may arise given the continued increase in accounts receivable, net and its DSO.

•

Based on your discussion and analysis of unbilled fees as of December 31, 2007, $28,309,000 remains unbilled as of January 31, 2008. Disclose when you expect to bill the remaining amount. If you are unable to bill this remaining amount due to issues, such as claims, please disclose this fact including the details of such claims.

Please provide us with the disclosures that you intend to include in future filings to address these items.

Response:

The Company confirms that in future filings it will include a more comprehensive analysis of accounts receivable, net and unbilled fees that will address each of the points noted above. A draft of the revised disclosure that we intend to include is provided below. Additionally, below are responses to the specific questions above.

The Company’s accounts receivable, net and unbilled fees usually exceeds the preceding quarter’s revenue by a small percentage. For each of the quarters in fiscal 2007 and 2006, accounts receivable, net and unbilled fees exceeded the preceding quarter revenue by a range of 5%-10%. This is caused by the timing of billing (converting unbilled fees to accounts receivable) and collections.

Unbilled fees are created when the Company recognizes revenue. The unbilled fees are normally invoiced the month after the revenue is recognized unless there are contractual provisions which dictate the timing of billing (eg. milestone billing provisions). Unbilled fees which are not invoiced the month following the revenue are normally invoiced within the following two months. Creating the invoice converts the unbilled fees into accounts receivable.

In the Financial Condition and Capital Resources disclosure in the Company’s Form 10-Q for the fiscal quarter ended December 31, 2007, we analyzed the DSO for accounts receivable and unbilled fees separately. However upon researching filings of similar companies we have determined that the common practice is to analyze these two amounts together. We believe that this is a better indicator of the liquidity of the Company. DSO for accounts receivable, net and unbilled fees increased to 100 days for the three months ended December 31, 2007, from 99 days for the year ended September 30, 2007 and 94 days for the quarter ended September 30, 2007. In fiscal year 2007 and 2006 our DSO for each fiscal quarter has ranged from 92 to 97 days.

The increase in the DSO for the quarter ended December 31, 2007 is primarily driven by a delay in billing for a large client. This client requires the Company to enter data into their on-line billing system in order to generate an invoice this client. Due to issues with the client’s system, we were unable to invoice the client for four months. Revenue of $9.2 million that was generated between August and November was invoiced in December and is in accounts receivable at December 31, 2007. Revenue for this client normally runs at $2.3 million per month with $4.6 million in accounts receivable and unbilled fees at the end of each month ($2.3 million unbilled fees representing current month revenue and $2.3 million accounts receivable representing prior month revenue billed in the current month). We note that the entire $9.2 million has been collected in January 2008. If we were to adjust DSO at December 31, 2007 for the extra accounts receivable related to this client, DSO at December 31, 2007 would be 96 days for the three month ended December 31, 2007.

Regarding the allowance for doubtful accounts, as noted above, the increase in accounts receivable, net was primarily driven by the issues with billing a large client. Accounts receivable, net increased by $7.1 million from September 30, 2007 to December 31, 2007. The increase in accounts receivable, net related to the client issues described above was $9.2 million. Overall the aging of accounts receivable at December 31, 2007 remained comparable to the aging at September 30, 2007. The allowance for doubtful accounts increased 33.3% to $2.4 million, or 2.6% of accounts receivable, at December 31, 2007 from $1.8 million, or 2.2% of accounts receivable, at September 30, 2007. This increase was related to a few specific client balances for which collectability became questionable during the quarter. We continuously monitor collection efforts and assess the allowance for doubtful accounts. Based on this assessment at December 31, 2007 we have deemed the allowance for doubtful accounts to be adequate.

Draft Disclosure

The Company’s operating cash flow is heavily influenced by changes in the levels of accounts receivable, unbilled fees, and billings in excess of cost. Unbilled fees are created when the Company recognizes revenue. The unbilled fees are normally invoiced the month after the revenue is recognized unless there are contractual provisions which dictate the timing of billing. Unbilled fees which are not invoiced the month following the revenue are normally invoiced within the following two months. These account balances as well as days sales outstanding (“DSO”) in accounts receivable and unbilled fees, net of billings in excess of cost, can vary based on contract terms and contractual milestones and the timing and size of cash receipts. DSO increased to 100 days for the three months ended December 31, 2007, from 99 days for the year ended September 30, 2007 and 94 days for the three months ended September 31, 2007. We calculate DSO by dividing accounts receivable, net and unbilled fees less billings in excess of cost by average daily gross revenue for the applicable period.

Accounts receivable increased by 8.5% to $90.6 million at December 31, 2007 from $83.5 million at September 30, 2007. This increase was primarily driven by delays in billing a large client due to issues with the client’s on-line billing system. This client requires the Company to enter data into their on-line billing system in order to generate an invoice to this client. This system issue was rectified in December 2007 and revenue of $9.2 million that was generated between August 2007 and November 2007 was invoiced in December and is included in accounts receivable at December 31, 2007. The $9.2 million has been collected in January 2008. The allowance for doubtful accounts increased 33.3% to $2.4 million, or 2.6% of accounts receivable, at December 31, 2007 from $1.8 million, or 2.2% of accounts receivable, at September 30, 2007. Overall the aging of accounts receivable at December 31, 2007 has remained comparable to September 30, 2007. The increase in the allowance for doubtful accounts relates to several specific accounts receivable balances which aged during the current fiscal quarter. We continuously monitor collection efforts and assess the allowance for doubtful accounts. Based on this assessment at December 31, 2007 we have deemed the allowance for doubtful accounts to be adequate.

Unbilled fees decreased 9.9% to $70.8 million at December 31, 2007 from $78.5 million at September 30, 2007. Unbilled fees are primarily related to work performed in the last month of the fiscal period. Billings usually occur in the month after we recognize the revenue or in accordance with the specific contractual provisions. Approximately 60% of the unbilled fees at December 31, 2007 were billed as of January 31, 2008. The remainder is expected to be billed within the next two months.

We appreciate the Staff’s comment and request that the Staff contact the undersigned at (813) 281-8267 with any questions or comments regarding this letter.

Sincerely,

Donald J. Vrana
The PBSJ Corporation
Senior Vice President and Chief Financial Officer

cc:	Tracey Houser, Staff Accountant, United States Securities and Exchange Commission
Michele L. Keusch, Greenberg Traurig, PA
Mark Watson, Deloitte & Touche LLP